Jay Williamson
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  020549

Correspondence

Re SEC Comment Letter dated October 25, 2010

Dear Mr. Williamson:

Javo Beverage Company, Inc. requests until December 14, 2010 to response to you SEC comment letter dated October 25, 2010 re Javo Beverage Company, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 and Schedule 14A Filed April 16, 2010.  The extra time is required due to our limited staff, higher than expected demands on time required by the financial advisor we hired to help us restructure our capitalization and the additional related preparation and meetings among management and our board of directors.  In addition, the holiday season is upon us and we have limited access to the Company’s accounting and securities advisory team.

Thank you,

/s/ Richard A. Gartrell
Richard A. Gartrell
Javo Beverage Company, Inc.
CFO
760-560-5286 ext. 110
949-233-6868